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LANNETT COMPANY, INC.                                                Page 1 of 7
SEC COMMENT LETTER RESPONSES

SEC # FORM   SECTION        ISSUE (PARAPHRASED)         RESPONSE                                                        REFERENCE
----- ------ -------------- --------------------------- --------------------------------------------------------------  ------------
1     10-K & Critical       Disclose changes in         The chargeback reserve increased from $6.5 million at June 30,  10-K page 30
      10-Q   Accounting     reserves                    2004 to $8.0 million at June 30, 2005 due to an increased
             Estimates                                  level of chargebacks, as a percentage of sales, required by the wholesale distributor market in FY 2005. In many cases, the increasingly competitive generic pharmaceutical market has resulted in decreased prices to Lannett customers. This
                                                        competitive environment resulted in increased chargeback
                                                        reserves at the same time sales decreased. The decrease in the rebate reserve from $1.9 million at June 30, 2004 to $1.0
                                                        million at June 30, 2005 was directly related to the decrease in sales and failure of customers to achieve pre-established volumes and net sales milestones.

                                                        Greater disclosure will also be included in Form 10-Q
                                                        for the Company's third fiscal quarter, to be filed no
                                                        later than May 10, 2006.


2     10-K & Critical       Discuss accuracy of         Lannett's methodology for estimating reserves has been          10-K page 29
      10-Q   Accounting     revenue reserve, what was   consistent with previous periods. It is based on historical
             Estimates      apparently over or under    experience, and re-evaluated on a quarterly basis.
                            accrued based on
                            subsequent processing of    Due to the current information flow from customers and
                            credits and returns         distributors, perfect reconciliations of estimated
                                                        chargebacks versus actual chargebacks are not achievable
                                                        without unreasonable expense. For example, shipment lot
                                                        information is not provided by distributors when they
                                                        claim a chargeback from the company. While such practice
                                                        is generally accepted by the pharmaceutical
                                                        manufacturers, it makes the reconciliation difficult.
                                                        The request for such specific information from the
                                                        distributors may be perceived as potentially damaging to
                                                        the relationship between the pharmaceutical manufacturer
                                                        and the large distributors, so the company views this as
                                                        a cost to do business with the large distributors.

                                                        Greater disclosure will also be included in Form 10-Q
                                                        for the Company's third fiscal quarter, to be filed no
                                                        later than May 10, 2006.


3     10-K & Results of     Disclose effect of each     Effects of price, volume and new products will be disclosed.    10-K page 34
      10-Q   operations -   factor causing a change
             FY 05 compared in net sales in the         "New product sales contributed $500,000 to the sales in
             to FY 04       current period as           FY 2005. Year over year decline in existing product
                            compared to the prior       sales were a result of volume declines of 8% and price
                            year.  (Price volume mix    reductions of 22%."
                            analysis)
                                                        Greater disclosure will also be included in Form 10-Q
                                                        for the Company's third fiscal quarter, to be filed no
                                                        later than May 10, 2006.


4     10-K   Contractual    Include tabular             Our 10K filing includes tabular disclosure of long-term         10-K page 42
                            disclosure of contractual   debt by category and all outstanding loans by maturity
                                                        date. Lannett has no capital leases, and operating

LANNETT COMPANY, INC.                                                Page 2 of 7
SEC COMMENT LETTER RESPONSES

SEC # FORM   SECTION        ISSUE (PARAPHRASED)         RESPONSE                                                        REFERENCE
----- ------ -------------- --------------------------- --------------------------------------------------------------  ------------
             obligations    obligations required by     leases are not material. Additional table disclosure
                            Item 303(a)(5) of SK        related to Jerome Stevens Pharmaceuticals purchase
                                                        commitments will be added to the amended 10-K.

                                                        There are no material changes to the subsequent Forms
                                                        10-Q. Greater disclosure will also be included in Form
                                                        10-Q for the Company's third fiscal quarter, to be filed
                                                        no later than May 10, 2006.


5     10-K & Intangible     Reclassify amortization     Lannett's amortization is related to a product marketing        Page 68
      10-Q   amortization   to COS or expand COS        agreement, not property, plant or equipment. We have
                            caption to indicate that    already classified this amortization in a separate line
                            amortization is excluded    item, to provide more visibility and clarity for
                            and disclose that amount.   investors. This amortization line item is currently
                                                        located under the SG&A line item, which we believe is an
                                                        appropriate location for this item. We have amended the
                                                        10-K from "amortization expense" to now say
                                                        "Amortization of Intangible Asset" and Cost of Goods
                                                        Sold to read "Cost of Goods Sold (Exclusive of
                                                        amortization of intangible asset shown separately
                                                        below)"

                                                        Greater disclosure will also be included in Form 10-Q
                                                        for the Company's third fiscal quarter, to be filed no
                                                        later than May 10, 2006.


6     10-K   Segment        Include table on revenue    Table to be inserted in Amended 10-K                            Page 77
             Information    recognized by therapeutic
                            category.


7.a.  10-K   Quarterly      Disclose material           In the fourth quarter of FY 2005, the company recorded a        Page 94,
             financial info adjustments recorded in     $1.8 million write-down in sales to account for expected        Page 29 &
                            4th quarter of FY 2005,     returns and a $4.0 million write-down of slow moving and        Page 32
                            and why they belong in      short-dated inventory primarily related to Levothyroxine
                            4th quarter.                Sodium tablets.


7.b.  10-K   Quarterly      File Forms 8-K as           "Generally, a Form 8K must be filed with the SEC within         Not
             financial info required by Item 2.02 of    four business days of the occurrence of the reportable          applicable
                            Form 8-K.                   events. If a Form 10K or Form 10Q will be filed within
                                                        four business days of an event (other than disclosures
                                                        under Item 4.01 and 4.02), the disclosure may be made
                                                        in the Form 10K or Form 10Q, as applicable, in lieu of
                                                        filing a separate Form 8K."

                                                        We believe that since our 10-K and 10-Q reports were
                                                        filed within 2 business days of Lannett earnings
                                                        releases, separate 8-K reports were not required. The
                                                        Company will file form 8-K for all future earnings
                                                        releases.


7.c.  10-K   Quarterly      Provide Schedule II,        Information on the accounts receivable allowance will be        Page 74 &
                                                        amended at "Notes to                                            Page 32

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LANNETT COMPANY, INC.                                                Page 3 of 7
SEC COMMENT LETTER RESPONSES

SEC # FORM   SECTION        ISSUE (PARAPHRASED)         RESPONSE                                                        REFERENCE
----- ------ -------------- --------------------------- --------------------------------------------------------------  ------------
             financial info valuation and qualifying    Consolidated Financial Statements" page 74. Required
                            accounts for inventory      information on the inventory reserve is included with
                            reserves, AR allowance      our response to comment 7a, which is being amended on
                            and any other valuation     page 32.
                            allowances.

8     10-K   Exhibit 31.1   Revise certifications to    We will update the 302 Certification to current language.       Page 100 &
             and 31.2       include as paragraph 4(b)                                                                   101
                            your responsibility for     We will update Item 9A with our re-assessment of the            Page 47
                            internal controls over      effectiveness of our internal controls.
                            financial reporting

9     10-Q   Revenue        Revise table of reserves    The Form 10-Q for the Company's fiscal third quarter            none
             Reserves       to break down credits       will be filed on or before May 10, 2006. In that Form,
             Accounting     between current year and    we will provide a break-down of credits issued in the
             policy         previous fiscal years       previous fiscal year and the current fiscal year. The
                                                        previous reference to fiscal year 2004 was a
                                                        typographical error, and should have been fiscal year
                                                        2005.

                                                        This will be corrected in the upcoming Form 10-Q as part
                                                        of a more detailed disclosure to be filed no later than
                                                        May 10, 2006.


10    10-Q   Stock options  Disclose how you            The forfeiture rate assumption is the estimated annual          none
                            determined forfeiture       rate at which unvested awards will be forfeited during
                            rate for FAS 123R           the next year. This assumption is based on our
                                                        historical forfeiture rate. Periodically, management
                                                        will assess whether it is necessary to adjust the
                                                        historical rate to reflect its expectations. For
                                                        example, adjustments may be needed if, historically,
                                                        forfeitures were affected mainly by turnover that
                                                        resulted from a business restructuring that is not
                                                        expected to recur.

                                                        For example, up until 2004 there was very little
                                                        turnover in the Company. The stock price was high, and
                                                        those working were in a maintain mode. However, in 2004,
                                                        the company experienced turnover of some management in a
                                                        change to focus the company on revenue growth. That
                                                        turnover caused the forfeiture rate to amount to 3%.
                                                        This rate was applied to our FAS123R calculation in FY
                                                        2006. The Company anticipates that the turnover rate in
                                                        key positions will decline in 2006, and as a result the
                                                        anticipated forfeiture rate will decline accordingly.

                                                        Greater disclosure will also be included in Form 10-Q
                                                        for the Company's third fiscal quarter, to be filed no
                                                        later than May 10, 2006.



LANNETT COMPANY, INC.                                                Page 4 of 7
SEC COMMENT LETTER RESPONSES

SEC # FORM   SECTION        ISSUE (PARAPHRASED)         RESPONSE                                                        REFERENCE
----- ------ -------------- --------------------------- --------------------------------------------------------------  ------------
11    10-Q   MD&A - Results Disclose reasons for        The Company's credit terms are consistent with the              none
             of Operations  receivables increase at a   industry at 60 days for payment from customers and
                            rate faster than revenue    wholesalers. The primary benchmark for evaluating the
                            from 6/30/05 to 12/31/05    receivable balances is a calculation called Days' Sales
                            and 12/31/04 to             in Accounts Receivable. This calculation takes the Net
                            12/31/05.  Explain any      AR and subtracts the Rebates and Chargeback reserve.
                            changes in credit terms,    This total is then divided by the average daily sales
                            collection efforts, or      for the period. The Days Sales amounted to 52.8 at
                            delinquency.  Revise        December 31, 2005, and zero at June 30, 2005. So, while
                            liquidity discussion to     the receivables increased at a rate faster than sales,
                            discuss impact on future    the balance was actually returning closer to an expected
                            liquidity and capital       level at December 31, 2005.
                            resources.
                                                        The unusual amount at June 30, 2005 is a result of a few
                                                        significant wholesaler customers with balances near zero
                                                        at that date. When an active customer has a zero
                                                        balance, it is due to the inability of the customer to
                                                        resell Lannett's products within 60 days. At that point,
                                                        the wholesaler is required to remit to Lannett the full
                                                        balance due. Subsequent chargebacks will cause the net
                                                        AR balance to decline even further, until the wholesaler
                                                        sells the product and requests actual chargebacks. At
                                                        June 30, 2005, the product Levothyroxine Sodium tablets
                                                        were selling at a slower rate than anticipated by the
                                                        Company's wholesale customers. A number of wholesaler
                                                        customers had paid the full balances due, and had not
                                                        sold the product to end-user customers, and thus did not
                                                        yet claim any chargebacks until after June 30, 2005. At
                                                        December 31, 2005, Days' Sales calculation has returned
                                                        to a number that indicates payments by wholesalers and
                                                        other customers are more closely matching the sales less
                                                        chargebacks for the period. This is due to improved
                                                        sales of Levothyroxine Sodium tablets by the wholesalers
                                                        for the fiscal year 2006. This type of fluctuation is
                                                        expected to continue in the near future.

                                                        Greater disclosure will also be included in Form 10-Q
                                                        for the Company's third fiscal quarter, to be filed no
                                                        later than May 10, 2006.

LANNETT COMPANY, INC.                                               Page 5 of 7
SEC COMMENT LETTER RESPONSES


FORM 10-K JUNE 30, 2005
REFERENCES TO AMENDED ITEMS:

SEC  #        10-K PAGE    ADDITIONAL DISCLOSURE TO INCLUDE IN AMENDED 10-K:

1              page 30     The chargeback reserve increased from $6,500,000 at June 30, 2004 to $8,000,000 at June 30, 2005 due to an increased level of chargebacks, as a percentage of sales, required by the wholesale distributor market in FY 2005. In many cases, the increasingly competitive generic pharmaceutical market has resulted in decreased prices to Lannett customers. This competitive environment resulted in increased chargeback reserves at the same time sales decreased. The decrease in the rebate reserve from $1.9 million at June 30, 2004 to $1,000,000 at June 30,
                           2005 was directly related to the decrease in sales and failure of customers to achieve pre-established volumes and net sales milestones.

2             Page 29      Lannett's methodology for estimating reserves has been consistent with previous periods. It is based on historical experience, and re-evaluated on a quarterly basis.

3             Page 34      Overall, new product sales contributed $500,000 to the sales in FY 2005. Year over year decline in existing product sales were a result of volume declines of
                           8% and price reductions of 22%.

4             Page 42      The following table represents annual contractual purchase obligations as of
                           June 30, 2005


                             CONTRACTUAL OBLIGATIONS

                                   TOTAL      LESS THAN 1 YEAR       1-3 YEARS         3-5 YEARS     MORE THAN 5 YEARS
Long-Term Debt                   9,532,448           2,269,776       3,055,013         1,626,687          2,580,972
Capital Leases                           -                   -               -                 -                  -
Operational Leases                       -                   -               -                 -                  -
Purchase Obligations           180,000,000          16,000,000      35,000,000        39,000,000         90,000,000
Other                                    -                   -               -                 -                  -
                               -----------    ----------------      ----------        ----------     --------------
Total                          189,532,448          18,269,776      38,055,013        40,626,687         92,580,972


5             Page 68      Changed wording on Statements of Operations. COST OF SALES will be amended to read "COST OF SALES (EXCLUDING AMORTIZATION OF INTANGIBLE ASSET" and
                           "AMORTIZATION EXPENSE" will be amended to read "AMORTIZATION OF INTANGIBLE
                           ASSET"

LANNETT COMPANY, INC.                                               Page 6 of 7
SEC COMMENT LETTER RESPONSES

SEC           10-K            ADDITIONAL DISCLOSURE TO INCLUDE IN AMENDED 10-K:
---           ----            -------------------------------------------------
 #            PAGE
 -            ----

6             Page 77

                                   FOR THE FISCAL YEAR ENDED

MEDICAL INDICATION                 06/30/2005              06/30/2004

Migraine Headache             $     11,808,286       $      16,959,323
Epilepsy                            14,019,832              18,882,904
Heart Failure                        5,608,899               9,331,536
Thyroid Deficiency                  10,700,868              18,252,789
Other                                2,763,760                 354,666
                                     ---------                 -------

Total                         $     44,901,645       $      63,781,218
                               ===============        ================

7a            Page 94      Please see the Management's Discussion and Analysis ("MD&A") section entitled
                           "Returns" for more information related to returns reserve affecting $9,368,438 of Net Sales during the fourth quarter of FY 2005. Please see the MD&A section entitled "Inventories" for more information related to the write-off of slow moving and short dated inventory during the fourth quarter of FY 2005, resulting in Cost of Goods Sold of $12,443,756.

7a            Page 29      In the fourth quarter of fiscal year 2005, the Company recorded a $1,800,000 write-down in sales to account for expected returns. This additional reserve came about because of returns from a major wholesaler that was unable to sell a significant amount of Levothyroxine Sodium tablets that it had purchased a year earlier. The product was returned to the Company in June 2005, and concurrently written off as slow moving and short-dated inventory.

7a,7c         Page 32      In the fourth quarter of fiscal year 2005, the Company recorded a $4,000,000 write-down of slow moving and short dated inventory primarily related to
                           Levothyroxine Sodium tablets, which had been returned by a wholesaler during the quarter, after it was unable to sell the product for almost a year. The reserve for slow-moving and obsolete inventory began the fiscal year at $51,500 and ended the fiscal year at $4,836,500. The total amount charged to expense for the fiscal year amounted to $5,590,425, and deductions of $805,425 were made which consisted of actual destruction of inventory.

7c            Page 74      The allowance for doubtful accounts began the fiscal year at $260,000 and ended the year at $70,000. A significant amount of collections on items previously reserved resulted in a net reversal of bad debt expense during the year, in the amount of $186,789. Deductions from the allowance amounted to $3,211 during the year.

8             Page         1.    I have reviewed this annual report on Form 10-K of the
              100 &              Company;
              101

                           2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

                           3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

LANNETT COMPANY, INC.                                               Page 7 of 7
SEC COMMENT LETTER RESPONSES

SEC           10-K            ADDITIONAL DISCLOSURE TO INCLUDE IN AMENDED 10-K:
---           ----            -------------------------------------------------
 #             PAGE
 -             ----


                           4.    The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules
                                 13a-15(f) and 15d-15(f)) for the registrant and have:

                                 (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

                                 (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

                                 (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

                                 (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

                           5.    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

                                 (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

                                 (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


8             Page 47            We have reassessed our disclosure controls and procedures and internal controls
              (Item 9A)          over financial reporting in light of the issues raised in the Commission's
                                 February 27, 2006 Comment Letter and we continue to believe that they are effective. We believe that the purpose of disclosure controls and procedures and internal controls over financial reporting are to ensure that individuals at the reporting entity responsible for preparing the disclosure documents on behalf of the registrant receive complete and accurate information necessary to prepare and report financial and other information on a timely basis. We believe that the comments of the Commission do not indicate that either the disclosure controls and procedures or the internal controls over financial reporting are not effective. We believe that our filings were made in a consistent manner with prior filings, in conformity with Commission comments during its most recent review of our filings and are similar to those of others in our industry. Our interpretation of the Commission comments are that they request additional and more detailed disclosure than previously asked of registrants in our industry and we will modify our disclosure controls and procedures and internal controls over financial reporting procedures accordingly.